Exhibit 99.1

Akari Announces Second Quarter 2018 Financial Results and Business Highlights

Announced Securities Purchase Agreement For Up To $20 Million with Aspire Capital Fund, LLC

NEW YORK and LONDON, September 27, 2018 - Akari Therapeutics, Plc (NASDAQ:AKTX), a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to treat orphan autoimmune and inflammatory diseases where complement and or leukotriene systems are implicated, today announced its financial results for the second quarter ended June 30, 2018.

“We made several important advancements since the beginning of 2018 and now have a diversified clinical portfolio with four ongoing disease programs and up to a $20 million funding facility provided by Aspire Capital Fund, LLC,” commented Clive Richardson, Interim Chief Executive Officer of Akari Therapeutics.

Clinical development highlights and upcoming milestones

▪	Coversin clinical trials focused on orphan diseases mediated by both the complement and leukotriene pathways:

o	Phase II trial in patients with bullous pemphigoid, a severe blistering skin disease, with initial data expected in the first quarter of 2019

o	Phase I/II trial in patients with atopic keratoconjunctivitis, a sight threatening surface of the eye condition, with initial data anticipated in the first quarter of 2019

▪	Coversin clinical trials in orphan diseases in which complement dysregulation is the primary disease driver:

o	Phase III trial in naïve patients with paroxysmal nocturnal haemoglobinuria (PNH) and a Phase II trial in patients with PNH who are resistant to eculizumab

o	Phase II trial in atypical haemolytic syndrome, a severe thrombotic microangiopathy

▪	All patients who completed phase 2 have opted to enroll into the Coversin long term Phase III safety study. Currently there is over 15 years of safety data on Coversin with no drug related severe adverse events to date.

Second Quarter 2018 Financial Results and Business Highlights

▪	Operating expenses, which include research and development (R&D) expenses and general and administrative (G&A) expenses, were $8.0 million in the second quarter of 2018, as compared to $7.3 million in the same quarter the prior year. Operating expenses for the six months ended June 30, 2018 were $12.3 million, as compared to $15.6 million for the same period the prior year.

o	R&D expenses in the second quarter of 2018 were $5.1 million, as compared to $3.8 million in the same quarter the prior year. The increase was due primarily to higher manufacturing costs for Coversin as the Company manufactured clinical trial material for supply through 2019.

o	G&A expenses in the second quarter of 2018 were $2.9 million, as compared to $3.6 million in the same quarter last year. This decrease was due primarily to lower legal fees, partially offset by higher rent expense.

▪	Total other expense for the second quarter of 2018 was $43,000, as compared to total other income of $7.0 million in the second quarter of 2018. This change was primarily attributed to a $7.0 million gain in fair value of the stock option and warrant liabilities in the second quarter of 2017, compared to a $153,000 loss in the second quarter of 2018.

▪	Net loss for the second quarter of 2018 was $8.0 million, compared to a net loss of $0.3 million for the same period in 2017. This year over year increase in net loss was due primarily to the aforementioned $7.0 million gain in fair value of the stock option and warrant liabilities in the second quarter of 2017.

▪	The Company has entered into a Securities Purchase Agreement of up to $20 million with Aspire Capital Fund, LLC (“Aspire Capital”). Under the terms of this agreement, Aspire Capital has committed to purchase up to $20 million of Akari’s American Depositary Shares (ADSs) at Akari’s request from time to time during a 30-month period beginning on the effective date of a registration statement related to the transaction and at prices based on the market price at the time of each sale. As consideration for Aspire Capital’s obligation under the Agreement, Akari issued 30,000,000 ordinary shares at $0.02 per ordinary share (equivalent to $2.00 per ADS) to Aspire Capital as a commitment fee and sold to Aspire Capital 25,000,000 ordinary shares at $0.02 per share (equivalent to $2.00 per ADS).

▪	As of June 30, 2018, the Company had cash of $15.1 million, as compared to cash of $28.1 million as of December 31, 2017

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement system or leukotrienes or both complement and leukotrienes together play a primary role in disease progression. Akari's lead drug candidate Coversin™ is a C5 complement inhibitor currently being evaluated in paroxysmal nocturnal hemoglobinuria (PNH) and atypical hemolytic uremic syndrome (aHUS). In addition to its C5 inhibitory activity, Coversin independently and specifically inhibits leukotriene B4 (LTB4) activity. Akari is currently evaluating Coversin in two conditions, the skin and eye diseases bullous pemphigoid and atopic keratoconjunctivitis, where the dual action of Coversin on both C5 and LTB4 may be beneficial. Akari is also developing other tick derived proteins, including long acting versions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin may not be as large as expected; risks associate with the departure of our former Chief Executive Officers and other executive officers; risks related to material weaknesses in our internal controls over financial reporting and risks relating to the ineffectiveness of our disclosure controls and procedures; risks associated with the putative shareholder class action and SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC on July 18, 2018. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2018 and December 31, 2017

(in U.S. Dollars, except share data)

	June 30, 2018	December 31, 2017
Assets	(Unaudited)

Current Assets:
Cash	$15,069,942	$28,106,671
Prepaid expenses and other current assets	$1,453,331	$706,415
Total Current Assets	$16,523,273	28,813,086

Restricted cash	$521,408	$142,235
Property and equipment, net	$38,698	$55,898
Patent acquisition costs, net	$36,167	$39,124
Total Assets	$17,119,546	$29,050,343

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	$2,001,802	$1,971,161
Accrued expenses	$3,989,429	$4,795,873
Liabilities related to options and warrants	$2,288,361	$5,081,335
Total Current Liabilities	$8,279,592	11,848,369

Other long-term liability	$213,204	$48,003
Total liabilities	$8,492,796	$11,896,372

Commitments and Contingencies

Shareholders' Equity:
Share capital GBP of .01 par value
Authorized: 10,000,000,000 ordinary shares; issued and outstanding:
1,525,693,393 at June 30, 2018 and December 31, 2017, respectively	22,927,534	$22,927,534
Additional paid-in capital	105,627,489	$104,799,550
Accumulated other comprehensive loss	(230,635)	$(236,246)
Accumulated deficit	(119,697,638)	$(110,336,867)
Total Shareholders' Equity	8,626,750	17,153,971
Total Liabilities and Shareholders' Equity	17,119,546	$29,050,343

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS-UNAUDITED

For the Three and Six Months Ended June 30, 2018 and 2017

(in U.S. Dollars)

	Six Months Ended		Three Months Ended
	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017
Operating Expenses:
Research and development costs	$6,129,228	$9,784,884	$5,120,840	$3,782,185
General and administrative expenses	6,155,038	$5,847,442	$2,858,065	$3,566,952
Total Operating Expenses	12,284,266	15,632,326	7,978,905	7,349,137
Loss from Operations	(12,284,266)	(15,632,326)	(7,978,905)	(7,349,137)

Other Income (Expense):
Interest income	132,073	$77,451	$67,436	$38,564
Changes in fair value of option and warrant liabilities - (loss) gain	2,792,974	$2,667,788	$(152,557)	$6,999,529
Foreign currency exchange gain (loss)	6,446	$(13,052)	$47,421	$(6,293)
Other expenses	(7,998)	$(4,389)	$(5,590)	$(2,679)
Total Other Income (Expense)	2,923,495	2,727,799	(43,290)	7,029,121

Net Loss	(9,360,771)	(12,904,527)	(8,022,196)	(320,016)

Other Comprehensive Loss:
Foreign Currency Translation Adjustment	5,611	$(93,730)	$(27,188)	$(48,577)

Comprehensive Loss	$(9,355,160)	$(12,998,257)	$(8,049,384)	$(368,593)

Loss per common share (basic and diluted)	$(0.01)	$(0.01)	$(0.01)	$(0.00)

Weighted average common shares (basic and diluted)	1,525,693,393	1,177,693,383	1,525,693,393	1,177,693,383

For more information

Investor Contact:

Peter Vozzo

Westwicke Partners

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Mary-Jane Elliott / Sukaina Virji / Nicholas Brown

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com